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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              ARTIFICIAL LIFE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    04314Q105
                      ------------------------------------
                                 (CUSIP Number)


                                 March 15, 2004
  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 Pages
..........................................
CUSIP No. 04314Q105
..........................................

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS.
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Accelera Ventures Limited


--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
         (A)  |_|

         (B)  |X|

--------------------------------------------------------------------------------
         SEC USE ONLY
3

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
4
         British Virgin Islands

--------------------------------------------------------------------------------

                        5      SOLE VOTING POWER

                               2,250,000
                        --------------------------------------------------------

  NUMBER OF             6      SHARED VOTING POWER
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY
    EACH                7      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                    2,250,000
                         -------------------------------------------------------

                        8      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,250,000
--------------------------------------------------------------------------------

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.58%
--------------------------------------------------------------------------------

12       TYPE  OF REPORTING PERSON (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------

                                                               Page 3 of 5 Pages


Item 1.

       (a)    Name of Issuer

              Artificial Life, Inc.


       (b)    Address of Issuer's Principal Executive Offices

              885 3rd Avenue
              Suite 2921
              New York, NY 10022



Item 2.

       (a)    Name of Person Filing

              This statement is being filed by Accelera Ventures Limited.

       (b)    Address of Principal Business office or, if None, Residence

              14th Floor, Suite 1408 Harcourt House
              39 Gloucester Road
              Wanchai, Hong Kong

       (c)    Citizenship

              Item 4 of the cover page is incorporated by reference

       (d)    Title of Class Securities

              Common Stock, Par Value $0.01 Per Share

       (e)    CUSIP Number

              04314Q105



Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

              (a)   |_|    Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).
              (b)   |_|    Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).
              (c)   |_|    Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

                                                               Page 4 of 5 Pages


              (d)   |_|    Investment company registered under section 8 of the
                           Investment Company Act (15 U.S.C. 80a-8).
              (e)   |_|    An investment adviser in accordance with Section
                           240.13d-1(b)(1)(ii)(E).
              (f)   |_|    An employee benefit plan or endowment fund in
                           accordance with Section 240.13d-1(b)(ii)(F).
              (g)   |_|    A parent holding company or control person in
                           accordance with Section 240.13d-1(b)(1)(ii)(G).
              (h)   |_|    A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).
              (i)   |_|    A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3).
              (j)   |_|   Group in accordance with Section 240.13d-1(b)(ii)(J).

Item 4.       Ownership

              Common Stock:

                    Items 5-9 and 11 the cover sheet are incorporated by
              reference.

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |_|

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certification:

              (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                                                               Page 5 of 5 Pages


                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held I the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
Date:  November 22, 2004
                                    ACCELERA VENTURES LIMITED

                                    /s/ Dennis Kam
                                    --------------------------------------------
                                    Dennis Kam, Director